UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005
Commission File Number 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant’s name into English)

625 Broadway, Suite 1111, San Diego, California 92101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registration by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following exhibits attached hereto:

1. Press release of Origin Agritech Limited (the “Company”), dated December 5, 2005, regarding the Company calling for redemption of the outstanding common share purchase warrants and setting the redemption date of January 9, 2005.

2. Press release of Origin Agritech Limited, dated December 6, 2005, regarding negotiations for a memorandum of understanding to acquire a company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name: Dr. Han Gengchen
Title: Chief Executive Officer

December 6, 2005

Exhibit 1

Press Release, dated December 5, 2005

CONTACT: Richard Propper, MD Vice President, Corporate Development (619) 795-4627	-OR-	INVESTOR RELATIONS COUNSEL: Devin Sullivan (212) 836-9608 dsullivan@equityny.com Adam Prior (212) 836-9606 aprior@equityny.com

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED SETS REDEMPTION DATE OF WARRANTS

Beijing, China and San Diego, CA – December 5, 2005 – Origin Agritech Limited (NASDAQ: SEED; SEEDW and SEEDU) (“Origin”) announced that it is sending out redemption notices to all of the holders of its issued and its outstanding callable common stock purchase warrants. The final redemption date for the warrants will be January 9, 2006. After the redemption date, holders of warrants who have not exercised them will be paid $.01 per warrant, and the warrant will be extinguished.

Origin has the right to call these warrants at a time when the common shares have traded at greater then $8.50 for at least 20 of 30 trading days prior to the notice of redemption being sent to warrant holders. The closing price of the shares on December 2, 2005 was $11.76.

The common stock purchase warrants were originally issued by Chardan China Acquisition Corp. in March 2004. As a result of the merger of Chardan into Origin Agritech, the warrants are now exercisable into common shares of Origin Agritech.

Prior to January 9, 2006, holders of the warrants may exercise them for common shares by sending the warrants together with payment in full of $5.00 per warrant to the company’s stock transfer agent, Continental Stock Transfer & Trust Company.

About Origin

Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corm rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and the Sichuan Provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced four new proprietary corn hybrids to the market. In 2005 Origin had five new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office. Origin anticipates that it will introduce approximately 40 new proprietary products into the Government testing and approval cycle between now and 2008.

Forward Looking Statement

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes any obligation to update the information contained in this press release or filings.

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Exhibit 2

Press Release, dated December 6, 2005

CONTACT: Richard Propper, MD Vice President, Corporate Development (619) 795-4627	-OR-	INVESTOR RELATIONS COUNSEL: Devin Sullivan (212) 836-9608 dsullivan@equityny.com Adam Prior (212) 836-9606 aprior@equityny.com

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED IN NEGOTIATIONS TO ACQUIRE AN INTEGRATED SEED COMPANY
IN THE PRC SPECIALIZING IN THE DEVELOPMENT, PRODUCTION AND SALE OF HYBRID RICE

Beijing, China and San Diego, CA – December 6, 2005 – Origin Agritech Limited (NASDAQ: SEED; SEEDW and SEEDU) (“Origin”) announced today that it has commenced negotiations on a memorandum of understanding with a complimentary integrated seed company in the PRC that specializes in the development, production, and sale of hybrid rice seed. The acquisition, if consummated, is anticipated to be completed early in 2006 and be an all cash transaction.

The acquisition is subject to completion of a due diligence review, negotiation of a definitive acquisition agreement, and satisfaction of various closing conditions.

Dr. Gengchen Han, the Chief Executive Officer said in connection with the potential acquisition; “We are very excited about potentially acquiring this vertically integrated seed company. It has many attributes that make it particularly attractive for us. First, it presently has a significant presence in the hybrid rice market in China, a market we have only recently entered last year. As a result of the acquisition we will immediately reach a size in the rice market that will allow us to achieve the economies of scale that we are now beginning to see in the corn market. Second, the company has a proprietary pipeline of rice hybrids that enhance our prospects for the future. Third, the acquisition is synergistic in that the distribution networks, when integrated, will now be able to sell, where applicable, two different seed products to the same farmers. And fourth, the management team of the to be acquired entity is very capable, and will further strengthen our ability to grow profitably in the future.”

About Origin

Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corm rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and the Sichuan Provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced four new proprietary corn hybrids to the market. In 2005 Origin had five new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office. Origin anticipates that it will introduce approximately 40 new proprietary products into the Government testing and approval cycle between now and 2008.

Forward Looking Statement

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes any obligation to update the information contained in this press release or filings.

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